

February 12, 2025

Dear Fellow Matthews Shareholders:

As Matthews International Corporation's ("Matthews" or the "Company") February 20th Annual Meeting of Shareholders quickly approaches, shareholders face a pivotal choice: accept the status quo of continued underperformance or demand accountability and change. By voting the **GOLD** proxy card **"FOR"** the election of Ana Amicarella, Chan Galbato and James Mitarotonda (collectively, "Barington's nominees"), you can help protect the value of your investment and restore accountability and strong oversight of management to the Matthews Board of Directors (the "Board").

All three leading independent proxy advisory firms – Institutional Shareholder Services Inc. ("ISS"), Glass Lewis & Co. ("Glass Lewis") and Egan-Jones Proxy Services ("Egan-Jones") – have unanimously recommended that Matthews' shareholders vote on the **GOLD** proxy card **"FOR"** the election of **ALL** of Barington's nominees. ISS, Glass Lewis and Egan-Jones not only recognize the expertise and leadership capabilities of Barington's nominees, but also the protracted underperformance under the watch of Matthews' entrenched, over-tenured directors, who lack independence and are either unwilling or unable to exercise proper oversight of management. **The time for accountability is now.**

UNANIMOUS SUPPORT: ISS, GLASS LEWIS, AND EGAN-JONES ALL BELIEVE BARINGTON'S NOMINEES REPRESENT THE BEST PATH FORWARD AT MATTHEWS

In commenting on the strength of Barington's nominees and the case for change at Matthews:[1]

- ✓ "… we believe that a reshaped Board consisting of the Barington slate would provide value-added insights and fresh perspectives in the board room. We are also convinced that the credible and strong track record of the Barington nominees in a multi-faceted industry would help to re-align the strategic direction of Matthews." *(Egan-Jones)*

- ✓ "…the board continues to suffer from major deficiencies with independence that necessitate further change. In light of these and other factors, support for dissident nominees Ana Amicarella, Chan Galbato, and James Mitarotonda are warranted on the dissident (GOLD) card." *(ISS)*

- ✓ "It is also worth noting that the board only began making substantive improvements after the entrance of the dissident, several of which corresponded to the dissident's critiques. This suggests that Mitarotonda's perspective as a direct shareholder representative may also be more valuable than the board publicly recognizes." *(ISS)*

- ✓ "… the status quo does not clearly represent the most compelling outcome at this time, and that Barington — which we do believe can credibly claim to have served as a catalyst at Matthews — has presented a stronger case here." *(Glass Lewis)*

In commenting on the continued failures of Matthews, the Board and CEO Joseph Bartolacci

- ✘ "… MATW has effectively been treading water, which in turn has translated into disappointing performance during every meaningful measurement period." *(ISS)*

- ✗ "This disappointing state of affairs was enabled by the board, which is dominated by a cohort of long-tenured directors. The board failed to exercise effective oversight of management as MATW faltered, and has only made substantive improvements since [Barington] entered the stock." (***ISS***)

- ✗ "… given what we consider is Matthews' overtly checkered history of value creation and execution, we do not see compelling cause for investors to accept the idea that the incumbent board is particularly well positioned to effectively pursue a complex battery of strategic and financial measures we believe were directly catalyzed by Barington's involvement." (***Glass Lewis***)

- ✗ "The primary goal of the CEO and board of directors is to maximize shareholder value, and since the beginning of Mr. Bartolacci's tenure, and especially the past five years, this has not been true." (***Egan-Jones***)

RECENT RESULTS REINFORCE THE URGENT NEED FOR MEANINGFUL CHANGE

Like ISS, Glass Lewis and Egan-Jones, we believe that meaningful change at Matthews is warranted. In its first quarter fiscal 2025 earnings release on February 6, 2025, the Company reported significant declines compared to the same period in the prior year: sales decreased by 10.7%, operating profit fell by 39.8%, and loss per share worsened by 57.1%. Despite these poor results and so-called progress on cost reduction plans, SG&A expense cuts amounted to a mere $1.7 million, or 1.5%. Our analysis estimates the Company's return on invested capital for the twelve months ending December 31, 2024, is a dismal 5.8% – well below the Company's approximately 9.0% cost of capital.[2] Meanwhile, the Company's balance sheet weakened, with total debt increasing by $32.7 million in just three months, from $776.5 million at the end of September 2024 to $809.2 million on December 31, 2024.[3]

While Matthews continues to make empty promises, offer false hope[4] and claim that these disappointing financial and operational results were in line with its expectations, we believe that shareholders deserve better. After 18 years of deteriorating performance, how much longer do investors have to wait for the Company to generate a return on their investment? We believe shareholders deserve value-creating results now. We believe value-creating results start with improving performance, improving performance starts with accountability, and accountability starts with the Board. It is clear to us that the Board as currently constructed cannot deliver such results.

TIME IS RUNNING OUT: FOLLOW THE RECOMMENDATIONS OF CREDIBLE THIRD-PARTY PROXY ADVISORY FIRMS AND VOTE <u>GOLD</u> TODAY

The time for change at Matthews is now. We believe that our nominees have the skills and experience to maximize value for shareholders. We urge you to make your voice heard by protecting your investment in Matthews. Join us in electing Ana Amicarella, Chan Galbato and James Mitarotonda to the Board by voting Barington's **<u>GOLD</u>** proxy card today.

We thank you for your continued support.

James Mitarotonda
Chairman and Chief Executive Officer
Barington Capital Group, L.P.

Important Information and Participants in the Solicitation

Barington has filed a definitive proxy statement and associated **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the upcoming annual meeting of stockholders of the Company. Details regarding the Barington nominees and the participants in their solicitation are included in its proxy statement and Barington strongly advises all shareholders of the company to read the proxy statement and other proxy materials as they contain important information.

The participants in Barington's proxy solicitation are Barington, Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, 1 NBL EH, LLC, Joseph Gromek, Ana B. Amicarella and Chan W. Galbato.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Barington's proxy materials, please contact:



1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 285-5990
E-mail: info@okapipartners.com

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[1] Barington has neither sought nor obtained consent from ISS, Glass Lewis or Egan Jones to use previously published information in this letter.

[2] Return on invested capital ("ROIC") is based on the Company's tax-effected EBIT divided by the average annual capital. We note that the Company uses EBITDA instead of tax-effected EBIT to compute its annual ROIC for the purpose of compensation. The Company's ROIC computation does not reflect the Company's actual annual taxes, depreciation (the deferred cost of the Company's actual capital expenditures), amortization (the cost of the Company's acquisitions) or interest (the cost of borrowing to fund acquisitions).

[3] Company earnings call February 6, 2025

[4] In its press release dated February 7, 2025, Matthews suggested its share price could improve as a result of the victory against Tesla in arbitration. Instead, the share price declined from $26.40 on February 5, 2025, to $24.75 on February 11, 2025 (Bloomberg).